Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 FEB 26 AM 8:14

LETTER FOR MAINTENANCE OF EXEMPTION

26th February 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 15

02015416

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. announcement of results for the second quarter ended 31st December 2001 - released on 26th February 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (646) 885 3043

ggk/KLSE-Quarter/hd

dw 2/26

File No. 82-4968

Form Version 2.0

Financial Result Announcement

Submitted by S DARBY on 26-02-2002 12:58:16 PM
Reference No SD-020211-31022

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

*** Financial Year End** : 30-06-2002

*** Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended
*** 31-12-2001**

*** The figures ○ have been audited ● have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	31-12-2001 [dd/mm/yyyy] RM'000	31-12-2000 [dd/mm/yyyy] RM'000	31-12-2001 [dd/mm/yyyy] RM'000	31-12-2000 [dd/mm/yyyy] RM'000
1	(a)	Revenue	2,897,810	2,988,057	5,762,471	5,873,792
	(b)	Investment income	27,877	16,592	39,656	29,267
	(c)	Other income	8,907	17,641	20,707	35,068
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	359,755	366,979	730,882	719,614
	(b)	Finance Cost	-10,443	-6,312	-21,218	-12,709
	(c)	Depreciation and amortisation	-82,970	-82,975	-163,409	-165,623
	(d)	Exceptional items	12,142	8,164	7,703	8,271
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	278,484	285,856	553,958	549,553

File No. 82-4968

(f)	Share of profits and losses of associated companies	335	12,913	7,822	25,606
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	278,819	298,769	561,780	575,169
(h)	Income tax	-65,892	-74,887	-133,189	-146,769
(i) (i)	Profit/(loss) after income tax before deducting minority interests	212,927	223,882	428,591	426,390
(ii)	Minority interests	-21,493	-54,275	-53,551	-103,733
(j)	Pre-acquisition profit/(loss), if applicable				
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	191,434	169,607	375,040	322,657
(l) (i)	Extraordinary items				
(ii)	Minority interests				
(iii)	Extraordinary items attributable to members of the company				
(m)	Net profit/ (loss) attributable to members of the company	191,434	169,607	375,040	322,657
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	8.20	7.30	16.10	13.90
(b)	Fully diluted (based on ordinary shares - sen)				
4 (a)	Dividend per share (sen)	5.00	6.00	5.00	5.00
(b)	Dividend Description	Interim gross dividend			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	2.9200	2.9100

Remark :

In accordance with the Malaysian Accounting Standards Boards (MASB) Standard No. 19 on "Events After the Balance Sheet Date", the Group has changed its accounting policy with respect to the recognition of dividends declared or proposed. In the previous financial year, the final dividend was accrued as a liability after it has been proposed by the Directors. In the current financial year, the final dividend was only recognised as a liability after approval by the shareholders at the Annual General Meeting held on 6th November 2001. This change has been accounted for retrospectively and has the effect of increasing the consolidated retained profits for the year ended 30th June 2001 by RM314 million and net tangible assets per share to RM2.91.

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

File No. 82-4968

profit&loss acc_decKLSE.d(balance sheet_decKLSE.d(

File No. 82-4968

QUARTERLY REPORT

On consolidated results for the second quarter ended 31st December 2001

The Directors are pleased to announce the following:

Unaudited Consolidated Income Statement for the second quarter of the financial year ending 30th June 2002

		Quarter ended 31st December 2001 RM Million	Quarter ended 31st December 2000 RM Million	% +/-	Half-year ended 31st December 2001 RM Million	Half-year ended 31st December 2000 RM Million	% +/-
1 (a)	Revenue	2,897.8	2,988.1	− 3	5,762.5	5,973.2	− 4
(b)	Investment income	27.9	16.6		39.7	29.3	
(c)	Other income	8.9	17.8		20.7	35.0	
2 (a)	Profit before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	359.8	367.0	− 2	730.9	719.6	+ 2
(b)	Finance cost	(10.4)	(6.3)		(21.2)	(12.7)	
(c)	Depreciation and amortisation	(83.0)	(83.0)		(163.4)	(165.6)	
(d)	Exceptional items	12.1	8.2		7.7	8.3	
(e)	Profit before income tax, minority interests and extraordinary items	278.5	285.9		554.0	549.6	
(f)	Share of profits and losses of associated companies	0.3	12.9		7.8	25.6	
(g)	Profit before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	278.8	298.8	− 7	561.8	575.2	− 2
(h)	Income tax	(65.9)	(74.9)		(133.2)	(148.8)	
(i)	(i) Profit after income tax before deducting minority interests	212.9	223.9		428.6	426.4	
	(ii) Minority interests	(21.5)	(54.3)		(53.6)	(103.7)	
(j)	Pre-acquisition profit/(loss)	-	-		-	-	
(k)	Net profit from ordinary activities attributable to members of the company	191.4	169.6	+ 13	375.0	322.7	+ 16
(l)	(i) Extraordinary items	-	-		-	-	
	(ii) Minority interests	-	-		-	-	
	(iii) Extraordinary items attributable to members of the company	-	-		-	-	
(m)	Net profit attributable to members of the company	191.4	169.6	+ 13	375.0	322.7	+ 16

File No. 82-4968

Unaudited Consolidated Income Statement for the second quarter of the financial year ending 30th June 2002 (continued)

	Quarter ended 31st December 2001	2000	%	Half-year ended 31st December 2001	2000	%
	RM Million		+/-	RM Million		+/-
3 Earnings per share based on 2(m) above after deducting preference dividends (nil) :						
(a) (i) Basic – sen (based on 2,326.0 million (2000 – 2,326.0 million) ordinary shares)	8.2	7.3	+ 13	16.1	13.9	+ 16
(ii) Basic excluding exceptional items – sen (based on 2,326.0 million (2000 – 2,326.0 million) ordinary shares)	7.2	6.9	+ 4	15.3	13.5	+ 13
(b) Fully diluted – sen (based on 2,326.0 million (2000 – 2,326.0 million) ordinary shares)	N/A	N/A		N/A	N/A	

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Consolidated Balance Sheet

	31st December 2001 RM Million	30th June 2001 RM Million
PROPERTY, PLANT AND EQUIPMENT	4,592.0	4,632.7
REAL PROPERTY ASSETS	135.5	143.4
ASSOCIATED COMPANIES	196.3	206.9
INVESTMENTS	1,091.1	900.1
NON-CURRENT TRADE RECEIVABLES	149.2	106.3
CURRENT ASSETS		
Inventories	2,484.7	2,473.8
Trade receivables	1,432.8	1,262.2
Other receivables, deposits and prepayments	282.1	284.7
Cash held under Housing Development Accounts	105.9	44.2
Bank balances, deposits and cash	1,155.2	1,590.8
	5,460.7	5,655.7
CURRENT LIABILITIES		
Trade payables	1,015.8	1,197.7
Other payables and provisions	1,275.8	1,243.8
Short term borrowings	390.5	336.4
Current taxation	196.0	275.0
	2,878.1	3,052.9
NET CURRENT ASSETS	2,582.6	2,602.8
	8,746.7	8,592.2
SHARE CAPITAL	1,163.0	1,163.0
RESERVES		
Share premium	2,383.3	2,383.3
Revaluation reserves	114.7	114.7
Capital reserves	280.3	280.3
Retained profits	2,534.7	2,473.7
Exchange reserves	322.5	356.9
SHAREHOLDERS' FUNDS	6,798.5	6,771.9
MINORITY INTERESTS	1,090.2	1,131.8
	7,888.7	7,903.7
DEFERRED AND LONG TERM LIABILITIES		
Term loans	608.4	442.6
Deferred taxation	249.6	245.9
	8,746.7	8,592.2
	RM	RM
NET TANGIBLE ASSETS PER SHARE	2.92	2.91

SIME DARBY BERHAD
(Company No: 41759-M)

Notes to the quarterly report – 31st December 2001
Amounts in RM million unless otherwise stated

1. **Accounting policies**

The quarterly financial statements are prepared using accounting policies and methods of computation consistent with those used in the preparation of the last annual financial statements except for the change in accounting policy with respect to the recognition of dividends declared or proposed, in compliance with the new Malaysian Accounting Standards Board ('MASB') Standard No.19 on "Events After the Balance Sheet Date". In the previous year, the final dividend was accrued as a liability when proposed by the Directors. This change in accounting policy has been accounted for retrospectively and has the effect of increasing the consolidated retained profits for the year ended 30th June 2001 by RM314 million and net tangible assets per share to RM2.81.

Group retained profits

At 30th June 2001 as previously reported in the audited balance sheet	2,159.7
Add: Proposed final dividend for the financial year ended 30th June 2001	314.0
At 30th June 2001 as restated	2,473.7

The final dividend was recognised as a liability after approval by the shareholders at the Annual General Meeting on 6th November 2001 and was paid on 21st December 2001.

2. **Exceptional items**

	Quarter ended 31st December		Half-year ended 31st December	
	2001	2000	2001	2000
Surplus on disposal of shares in subsidiaries	–	–	–	0.5
Gain/(loss) on disposal of investments	15.8	(0.2)	17.4	(0.6)
Surplus on disposal of properties	21.3	8.5	21.3	8.5
Provision for reorganisation expenses and severance cost	(25.0)	(0.1)	(25.0)	(0.1)
Provision for diminution in value of investment	–	–	(6.0)	–
	12.1	8.2	7.7	8.3

The provision for reorganisation expenses and severance cost relate mainly to the estimated costs for the closure of the factories of Simex Aircraft Tyre Company Sdn Bhd and Professional Golf Company Sdn Bhd.

3. **Extraordinary items**

There were no extraordinary items affecting the Group's results for the quarter under review.

4. **Taxation**

	Quarter ended 31st December		Half-year ended 31st December	
	2001	2000	2001	2000
Current	65.1	68.8	129.3	139.2
Deferred	2.2	3.4	4.6	5.8
Associated companies	0.8	2.1	1.6	3.5
In respect of prior years	(2.2)	0.6	(2.3)	0.3
	65.9	74.9	133.2	148.8

The effective tax rate of 23.6% for the current quarter and 23.7% for the half-year ended 31st December 2001 were lower than the statutory tax rate of 28% mainly because of the effect of the lower rates of income tax applicable to profits of certain overseas subsidiary companies.

Notes to the quarterly report – 31st December 2001
Amounts in RM million unless otherwise stated

5. **Profits/(losses) on sale of unquoted investments and properties**

There were no profits/(losses) on sale of unquoted investments for the quarter and the half-year ended 31st December 2001 except as disclosed in Note 2. Profit on sale of properties is shown in Note 2.

6. **Purchases and disposals of quoted and marketable securities**

Details of investments in quoted and marketable securities held by the Group are as follows:

Movement during :	Quarter ended 31st December 2001	Half-year ended 31st December 2001
- Total purchases	57.0	397.9
- Total disposals	122.0	198.2
- Total gain on disposals	15.8	17.4
Balance as at 31st December 2001		
- Cost		1,006.0
- Carrying value		990.7
- Market value		1,021.0

Purchases during the half-year include 66,482,600 shares and 1,626,400 warrants in Palmco Holdings Berhad.

7. **The effect of changes in the composition of the Group**

SD Holdings Berhad, a wholly owned subsidiary of Sime Darby Berhad, acquired an additional 1,800,000 ordinary shares in Sime Diamond Leasing (Malaysia) Sdn Bhd from The Bank of Tokyo-Mitsubishi Ltd, Japan and Diamond Lease Company Ltd, Japan thereby increasing its interest from 80.23% as at 30th June 2001 to 100% at 30th September 2001.

The above acquisition had no material impact on the earnings and net tangible assets of the Group.

8. **Status of corporate proposals**

On 28th November 2001, Sime Darby Berhad ("SDB") announced that SD Holdings Berhad ("SDHB"), its wholly-owned subsidiary, had entered into a conditional Share Sale Agreement with Kansai Paint Co. Ltd. ("KP") for the sale of 6,000,000 shares, representing 30% of the share capital of Sime Kansai Paints Sdn. Bhd. ("SKP"), for a cash consideration of RM0.80 per share. Upon completion of the agreement, KP will hold 60% of the share capital of SKP and SDHB will hold the remaining 40%.

Completion of the agreement is pending the approval of the Ministry of International Trade & Industry.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes to the quarterly report – 31st December 2001
Amounts in RM million unless otherwise stated

9. **Issuances and repayments of debt and equity securities**

Save as disclosed below, there were no issuance and repayments of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares or resale of treasury shares for the quarter under review.

The Sime Darby Employees' Share Option Scheme ("the Scheme") for the benefit of eligible employees including Executive Directors of the Company and its subsidiaries has come into effect on 10th December 2001. The initial offer of options to subscribe for shares in the Company was made to eligible employees including Executive Directors of the Company and its subsidiaries on 29th January 2002. Upon acceptance of the offers, options will be granted under the Scheme. As at the date of the announcement of results, the Company has not yet granted any options to eligible employees including Executive Directors of the Company and its subsidiaries.

10. **Group borrowings and debt securities as at 31st December 2001**

Short term borrowings		
Unsecured borrowings denominated in Ringgit Malaysia		315.3
Borrowings denominated in foreign currencies		
- Secured	1.8	
- Unsecured	73.4	
		75.2
		390.5
Term loans		
Unsecured loans denominated in Ringgit Malaysia		142.4
Unsecured loans denominated in foreign currencies		466.0
		608.4

The breakdown of foreign currency denominated borrowings of the Group's foreign subsidiaries analysed by currency is as follows:

Analysis by currency:	Short term borrowings	Term loans
Australian dollar	27.0	154.4
Hong Kong dollar	4.6	–
Singapore dollar	6.0	311.6
Thai baht	3.6	–
Chinese renminbi	23.8	–
Pound sterling	2.6	–
US dollar	7.6	–
	75.2	466.0

SIME DARBY BERHAD
(Company No: 41759-M)

Notes to the quarterly report – 31st December 2001
Amounts in RM million unless otherwise stated

11. Contingent liabilities

	As at 19th February 2002	As at 30th June 2001
Trade and performance guarantees	699.8	778.8
Claims pending against subsidiaries	57.8	46.2
	757.6	825.0

12. Off balance sheet financial instruments

The Group had no financial instruments with off balance sheet risk as at 19th February 2002.

13. Material litigation

Certain minority shareholders of Sime Bank Berhad have taken legal action against Sime Darby Berhad for not making a general offer when 60.35% of the equity of Sime Bank Berhad was acquired. The Directors are of the opinion based on legal advice that no provision is necessary.

14. Segment information for the half-year ended 31st December 2001

Analysis by activity:	Revenue	Profit before taxation	Total assets employed
Plantations	456.1	32.7	1,293.9
Manufacturing	586.9	32.2	1,173.6
Property	301.4	105.6	1,531.3
Heavy equipment distribution	1,204.5	109.4	1,332.6
Motor vehicle distribution	1,810.9	117.6	1,371.7
General trading and services	1,259.8	49.5	2,117.6
Power	142.9	67.9	451.9
	5,762.5	514.9	9,272.6
Exceptional items		7.7	
Investment and interest income		60.4	2,352.2
Interest expense		(21.2)	
	5,762.5	561.8	11,624.8

SIME DARBY BERHAD
(Company No: 41759-M)

Notes to the quarterly report – 31st December 2001
Amounts in RM million unless otherwise stated

15. **Material changes in the quarterly results as compared to the results of the preceding quarter**

Divisions/Regions (Amounts in RM million)	**Quarter ended 31st December 2001**	%	**Preceding Quarter ended 30th September 2001**	%
Plantations	**21.3**	**8.9**	19.2	7.0
Tyre and related products	**17.4**	**7.2**	15.3	5.5
Tractors	**28.1**	**11.7**	31.2	11.4
Property Development	**49.2**	**20.5**	52.5	19.1
Malaysia	**29.9**	**12.4**	52.9	19.3
Hong Kong	**16.8**	**7.0**	29.6	10.8
Singapore	**37.2**	**15.4**	35.3	12.9
Australia and Papua New Guinea	**41.0**	**17.1**	39.8	14.4
Philippines (including Lec Refrigeration)	**(0.6)**	**(0.2)**	(1.2)	(0.4)
	240.3	**100.0**	274.6	100.0
Exceptional items	**12.1**		(4.4)	
Net interest and investment income	**26.4**		12.8	
Group profit before taxation	**278.8**		283.0	

Plantations Division's operating profit for the current quarter improved on the back of higher palm product prices. Selling prices of palm oil and palm kernel averaged RM994 per tonne and RM468 per tonne respectively, as compared to RM890 per tonne and RM463 per tonne respectively during the first quarter.

Despite intense competition from cheaper imports as well as festive holidays in December, operating profit of the Tyre and related products Division in the second quarter were higher than that achieved in the preceding quarter due to strong sales of passenger car tyres and improved manufacturing cost efficiency.

Activities in the infrastructure construction and petroleum sectors were satisfactory and have partly mitigated the effect on the Tractors Division of the slowdown in demand for new logging equipment and parts. Sales of motor vehicles were healthy due to flexible financing programmes, promotions and fleet sales.

In the Property Development Division, Sime UEP recorded an increase in profits resulting from the overwhelming response to the landed residential properties launched in Putra Heights and USJ 3A during the quarter. This increase was however offset by lower contribution from Sime Pilmoor as there were no major launches during the period.

Malaysia Region reported a 43% decline in its operating profits for the second quarter as compared to the preceding quarter. The decline was largely due to lower sale of electricity by Port Dickson Power, lower contribution from oil and gas operations and higher provision for doubtful debts by Sime SembCorp Engineering.

The motor operations in Hong Kong continued to operate in a tough market, in which consumer demand has weakened and price cutting intensified in a shrinking passenger car population. Sales of motor vehicles in the PRC have also fallen significantly due to high duties imposed on Japanese imports as a result of the Sino-Japanese trade war.

Singapore Region experienced lower sales of motor vehicles and increased pressure on margins during the second quarter ended 31st December 2001. The current quarter's result was boosted by a S$4.2 million writeback of provision for excise duties which was no longer required.

Increased activities in the Australian coal mining sector have resulted in higher deliveries of new and used machines as well as stronger parts and services sales in the current quarter. Trading in Papua New Guinea remained slow.

Lec Refrigeration continued to operate at the same level as in the preceding quarter.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes to the quarterly report – 31st December 2001
Amounts in RM million unless otherwise stated

16. **Review of results for the quarter ended 31st December 2001**

The Group's divisional and regional operating results for the current quarter and half-year ended 31st December 2001 are as follows :

Divisions/Regions (Amounts in RM million)	**Quarter ended 31st December**		**Half-year ended 31st December**	
	2001	**2000**	**2001**	**2000**
Plantations	**21.3**	28.0	**40.5**	58.8
Tyre and related products	**17.4**	15.1	**32.7**	28.7
Tractors	**28.1**	41.1	**59.3**	80.6
Property Development	**49.2**	32.5	**101.7**	57.6
Malaysia	**29.9**	51.3	**82.8**	97.5
Hong Kong	**16.8**	33.8	**46.4**	61.9
Singapore	**37.2**	42.0	**72.5**	89.4
Australia and Papua New Guinea	**41.0**	29.5	**80.8**	62.5
Philippines (including Lec Refrigeration)	**(0.6)**	(10.8)	**(1.8)**	(21.7)
	240.3	262.5	**514.9**	515.3
Exceptional items	**12.1**	8.2	**7.7**	8.3
Net interest and investment income	**26.4**	28.1	**39.2**	51.6
Group profit before taxation	**278.8**	298.8	**561.8**	575.2

The material factors that affected the profitability of the Group during the quarter are as set out in Note 15.

17. **Material events after the balance sheet date to 19th February 2002**

There were no material events after the balance sheet date to 19th February 2002.

18. **Seasonal or cyclical factors**

The Group's results were not affected by any major seasonal or cyclical factors, except as indicated in Note 15.

19. **Prospects**

The Group's profit before taxation for the half-year ended 31st December 2001 was marginally below the profit for the previous corresponding period. Earnings however improved by 16% mainly as a result of lower minority interests, as Sime Singapore Limited and Sime Darby Hong Kong Limited became wholly owned subsidiary companies in May 2001.

Despite the higher palm product prices and firm outlook for the Australian heavy equipment operations, the Group's operating profits for the remaining quarters are not expected to exceed the profits achieved in the corresponding periods in the previous year due to the economic slowdown in the other countries in which the Group operates. The impact on earnings will be mitigated by lower minority interests as previously stated.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes to the quarterly report – 31st December 2001
Amounts in RM million unless otherwise stated

20. **Dividends**

An interim gross dividend of 5.0 sen per share less Malaysian tax at 28% has been declared and will be paid on 24th May 2002. The interim gross dividend declared for the corresponding period last year was 5.0 sen per share less Malaysian tax at 28%. The entitlement date for the dividend payment is 26th April 2002.

A depositor shall qualify for entitlement to the dividend only in respect of :

(i) shares transferred into the depositor's securities account before 12.30 p.m. on 26th April 2002 in respect of ordinary transfers; and

(ii) shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

By Order of the Board
YEOH POH YEW, NANCY
Group Secretary

Kuala Lumpur
26th February 2002

File No. 82-4968

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by S DARBY on 26-02-2002 12:58:23 PM
Reference No SD-020211-31245

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Sime Darby Berhad**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

*	Entitlement date	:**26-04-2002**
*	Entitlement time	:**12:30:00 PM**
*	Entitlement subject	:**Interim Dividend**
*	Entitlement description	
	Interim gross dividend of 5.0 sen per share, less Malaysian tax at 28%	
	Period of interest payment	: to
	Financial Year End	:**30-06-2002**
	Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements	: to
*	Registrar's name ,address, telephone no	
	Share Registration Office **Sime Darby Berhad** **20th Floor, Wisma Sime Darby** **Jalan Raja Laut** **50350 Kuala Lumpur** **Tel:603-26914122**	
	Payment date	:**24-05-2002**
	A depositor shall qualify for the entitlement only in respect of:	
*	a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers	:**26-04-2002**
	b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:
	c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.	
	Number of new shares/securities issued (units) (If applicable)	:
*	Entitlement indicator	:○ **Ratio** ● **RM** ○ **Percentage**
*	Entitlement in RM (RM)	:**0.05**
	Remarks	